

SUBJECT TO COMPLETION, DATED JULY , 2014

PRELIMINARY PROSPECTUS

vtti energy partners

VTTI Energy Partners LP

17,500,000 Common Units
Representing Limited Partner Interests
$ per common unit

This is the initial public offering of our common units. VTTI MLP Partners B.V., the selling unitholder, is selling 17,500,000 common units. We will not receive any proceeds from the sale of the common units by the selling unitholder. Prior to this offering, there has been no public market for our common units.

We currently expect the initial public offering price to be between $19.00 and $21.00 per common unit. We have been approved to list the common units on the New York Stock Exchange under the symbol "VTTI", subject to official notice of issuance.

We are an "emerging growth company", and we are eligible for reduced reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company".

The selling unitholder has granted the underwriters an option to purchase up to 2,625,000 additional common units on the same terms and conditions as set forth above if the underwriters sell more than 17,500,000 common units in this offering. Our indirect parent, VTTI B.V., and the selling unitholder are each an underwriter with respect to the common units that the selling unitholder will sell in the offering.

Investing in our common units involves risks. See "Risk Factors" beginning on page 21.

These risks include the following:

- We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.
- Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminal services agreements may be reduced, suspended or terminated, which would adversely affect our financial condition and results of operations.
- Our financial results depend on the demand for refined petroleum products and crude oil, among other factors, and general economic downturns could result in lower demand for these products for a sustained period of time.
- We depend on Vitol Holding B.V., or Vitol, an affiliate of our general partner, and a relatively limited number of our other key customers for a significant portion of our revenues. The loss of, or material nonpayment or nonperformance by, Vitol or any one or more of these other customers could adversely affect our ability to make cash distributions to you.
- Our general partner and its affiliates, including our indirect parent, VTTI B.V., have conflicts of interest with us and limited fiduciary and contractual duties, and they may favor their own interests to the detriment of us and our unitholders.
- Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.
- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.
- U.S. tax authorities could treat us as a "passive foreign investment company" under certain circumstances, which would have adverse U.S. federal income tax consequences to U.S. unitholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to the selling unitholder (before expenses)(1)	$	$

(1) Excludes an aggregate structuring fee of 0.50% of the gross offering proceeds payable to Citigroup Global Markets Inc. and J.P. Morgan Securities, LLC. See "Underwriting" for a description of all underwriting compensation payable in connection with this offering.

The underwriters expect to deliver the common units to purchasers on or about , 2014 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup **J.P. Morgan**

BofA Merrill Lynch **Credit Suisse** **Deutsche Bank Securities** **Wells Fargo Securities**

Co-Managers

Rabobank **MUFG** **BNP PARIBAS** **HSBC**

SOCIETE GENERALE **SMBC Nikko** **Credit Agricole CIB** **ING**

, 2014

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and, unless otherwise noted, that the underwriters' option to purchase additional common units is not exercised. You should read "Risk Factors" for more information about important risks that you should consider carefully before buying our common units. Unless otherwise indicated, all references to "dollars", "US$" and "$" in this prospectus are to, and amounts are presented in, U.S. Dollars, all references to "£" in this prospectus are to, and amounts are presented in, British Pounds Sterling and all references to "€" in this prospectus are to, and amounts are presented in, Euros.

All references in this prospectus, unless the context otherwise indicates, to (i) "VTTI Energy Partners", "we", "our", "us", and "the Partnership" refer to VTTI Energy Partners LP, a Marshall Islands limited partnership, including VTTI MLP B.V., a company incorporated in the Netherlands, and its subsidiaries; (ii) "VTTI Operating" when used in a historical context refer to the businesses of the predecessor companies of VTTI MLP B.V. and their subsidiaries, and when used in the present tense or prospectively refer to VTTI MLP B.V. and its subsidiaries, collectively, or to VTTI MLP B.V. individually, as the context may require; (iii) "our general partner" refer to VTTI Energy Partners GP LLC, a Marshall Islands limited liability company; (iv) "our sponsors" refer to Vitol Holding B.V., a company incorporated in the Netherlands, which we refer to as "Vitol", and MISC Berhad, a company incorporated in Malaysia, which we refer to as "MISC"; (v) "VTTI" refer to VTTI B.V., a company incorporated in the Netherlands, that is owned equally by Vitol and MISC; (vi) "the selling unitholder" refer to VTTI MLP Partners B.V., a company incorporated in the Netherlands and a wholly-owned subsidiary of VTTI; and (vii) "Predecessor" refer to VTTI Energy Partners LP Predecessor, our predecessor for accounting purposes. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page B-1 of this prospectus.

VTTI Energy Partners LP

We are a fee-based, growth-oriented limited partnership formed in April 2014 by VTTI, one of the world's largest independent energy terminaling businesses, to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. Our initial assets consist of a 36.0% interest in VTTI Operating, which owns a portfolio of 6 terminals with 396 tanks and 35.5 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. Our network of terminal facilities represents one of the largest independent portfolios of refined petroleum product and crude oil terminaling assets in the world when measured by total storage capacity. Since inception in 2006, our parent VTTI has increased its operating storage capacity by 47.6 million barrels through a balance of organic development projects, greenfield construction and third party acquisitions. Capitalizing on our relationship with VTTI and its owners, Vitol and MISC, we intend to continue our growth through acquisitions from VTTI or third parties, organic development opportunities, greenfield construction and optimization of our existing assets, and we have a management team dedicated to executing this growth strategy.

Our primary business objective is to generate stable and predictable cash flows that will enable us to pay quarterly cash distributions to our unitholders and to increase those distributions over time. We generate substantially all of our revenue from long-term, fee-based, take-or-pay contracts for the terminal storage and throughput of refined petroleum products and crude oil. Our contracts have a weighted average remaining tenor

Our ROFO Assets

At the closing of this offering, VTTI will retain a significant interest in us through its indirect ownership of a 55.4% limited partner interest, a 2% general partner interest, and all of our incentive distribution rights. Given its significant ownership interest in us following this offering, we believe that VTTI will be motivated to facilitate our growth by using us as its primary vehicle for global terminaling expansion.

At the closing of this offering, we will enter into an omnibus agreement with VTTI pursuant to which VTTI will grant us a right of first offer on:

- the remaining 64.0% ownership of VTTI Operating; and

- all other currently owned and future terminaling and related energy infrastructure assets held by VTTI.

Pursuant to this right, for as long as VTTI retains its ownership interest in our general partner, VTTI will be required to offer us the first opportunity to acquire the ROFO Assets if it decides to sell any of them. The consummation and timing of any acquisition of assets owned by VTTI will depend upon, among other things, VTTI's willingness to offer the asset for sale and obtain any necessary third party consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement with respect to the asset and our ability to obtain financing on acceptable terms. While VTTI is not obligated to sell us any assets or promote and support the successful execution of our growth plan and strategy, we believe that VTTI's significant economic stake in us following the completion of this offering provides it with a strong incentive to do so. We do not have a current agreement or understanding with VTTI to purchase any ROFO Assets. For additional information about the ROFO Assets, see "Business—Our Assets—Our ROFO Assets".

Our Operations

We provide long-term, fee-based terminaling services for third party companies engaged in the production, processing, distribution, and marketing of refined petroleum products and crude oil. We generate 100% of our revenue through the provision of fee-based services to our customers. The types of fees we charge are:

- *Storage and Throughput Fees*.　Our customers pay us fixed monthly fees for storage and associated liquid throughput handling, even if the actual capacity they use or the amount of product that we receive is less than the amount reserved. Storage and throughput fees generated approximately 88% and 93% of our revenues for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

- *Excess Throughput and Ancillary Fees*.　Our customers pay excess throughput fees if the actual product handled is more than the amount agreed in the contract and pay us additional fees for ancillary services such as mixing, blending, heating and transferring products between our tanks or to rail or truck. For the year ended December 31, 2013 and the three months ended March 31, 2014, we generated approximately 12% and 7% of our revenues, respectively, from excess throughput and ancillary service fees.

We believe our high percentage of fixed storage and throughput fees generated from multi-year contracts with a portfolio of longstanding customers will generate stable and predictable cash flow for the Partnership and substantially mitigate our exposure to market and commodity volatility. For additional information about our contracts, see "Business—Contracts".

Industry Trends

The terminal industry has evolved from a vertically integrated element of the oil majors' supply chain in the 1970s to a specialized industry today. Presently, the independent terminal industry serves not only the oil majors but also national oil companies, independent refiners and marketing companies, resulting in independent terminal

Our Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully because of our following competitive strengths:

- *Long-term, fee-based, take-or-pay contracts with creditworthy counterparties*.   Our terminals generate revenue primarily under multi-year fee-based, take-or-pay arrangements with numerous creditworthy counterparties, including Vitol. While we believe that each of our terminals will be contracted for the foreseeable future at a rate not less than the respective rate in effect as of the date of this prospectus, we will enter into an omnibus agreement with VTTI in connection with this offering under which VTTI will guarantee the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire. This will result in an overall weighted average contract tenor as of June 30, 2014 of more than four years. We believe the nature of our contracts with our customers and our guarantee arrangement with VTTI enhances our cash flow stability and predictability.

- *Strategic relationship with Vitol, MISC and VTTI.*   We have a strategic relationship with Vitol, one of the world's largest independent energy traders, MISC, one of the world's leading international shipping and logistics companies, and VTTI, one of the world's largest independent energy terminaling businesses. We believe that Vitol, MISC and VTTI, as the indirect owners of our general partner, a 55.4% limited partner interest in us and all of our incentive distribution rights, will be motivated to promote and support the successful execution of our principal business objectives and to pursue projects that directly or indirectly enhance the value of our assets.

- *Critical midstream infrastructure assets in major global energy market hubs.*   At the closing of this offering, we will own a 36.0% interest in a network of 6 terminals with 396 tanks and 35.5 million barrels of refined petroleum product and crude oil storage capacity across key geographic markets in Europe, the Middle East, Asia and North America. Our assets are strategically located and generally have a high degree of interconnectivity and physical integration with refinery complexes and other significant energy infrastructure in locations where global oil and refined petroleum product flows converge.

- *Experienced, knowledgeable leadership team with a proven track record of management and growth.*   Our officers and key managers have substantial experience in the management and operation of terminal facilities and associated assets with an average of over 20 years of experience in the energy industry. This team has demonstrated an ability to navigate diverse local markets and effectively identify appropriate business opportunities. They have experience operating an international organization, leading our parent VTTI's 970 employees across 5 continents and 11 countries. Our management team also has demonstrated expertise in acquiring and integrating assets and in executing growth strategies in the refined petroleum product and crude oil logistics industry, having grown VTTI into one of the leading terminal companies in the world since its founding.

- *High barriers to entry.*   Our potential competitors face high barriers to entry including high construction costs, less effective location options due to lack of access to navigable waterways and proximity to refining complexes and other significant energy infrastructure, a lack of existing relationships with local customers, the costs of industry regulations and the need for operational expertise. We believe these barriers offer us a competitive advantage, as our potential competitors will find it difficult to replicate our strategic geographic locations, knowledge of local markets and integration of our terminals. In addition, many of our terminals have the ability to add storage capacity, which could be constructed at a significantly lower cost compared to a greenfield project due to the investment that has already been made in the infrastructure of the existing assets.

- *High quality, flexible, well maintained asset base.*   Our terminals have the logistical capability to accommodate various types of products and are supported by numerous interconnections of sea, road, pipelines, and railroad that provide our customers a variety of options for the delivery and receipt of their

- exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;

- exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

- exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common units held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies.

Formation Transactions

We were formed on April 11, 2014 as a Marshall Islands limited partnership to own and operate a portion of the businesses that have historically been owned by VTTI.

In connection with this offering, the following transactions have occurred or will occur:

- VTTI has conveyed its equity interests in VTTI Nederland B.V., VTTI Americas B.V., VTTI SE Asia B.V., Eurotank Belgium B.V. and Fosco Holding Ltd. (collectively, the "Holding Companies"), which own equity interests in Antwerp Terminal & Processing Company N.V., ATT Tanjung Bin Sdn. Bhd., ETT Jetty Operations B.V., ETT Pipeline Operations B.V., Eurotank Amsterdam B.V., Euro Tank Terminal B.V., Seaport Canaveral Corp. and VTTI Fujairah Terminals Ltd (collectively, the "Operating Companies") to VTTI Operating;

- VTTI has conveyed to the selling unitholder all of the equity interests in VTTI Operating, including shares that represent an economic interest in VTTI Operating ("profit shares") and shares with voting rights ("voting shares");

- the selling unitholder will convey 0.72% of its profit shares in VTTI Operating to the general partner;

- the selling unitholder will convey 35.28% of its profit shares and 51% of its voting shares in VTTI Operating to us in exchange for 20,125,000 common units and 20,125,000 subordinated units;

- the general partner will convey its profit shares in VTTI Operating to us in exchange for maintaining its 2% general partner interest in us;

- we will convey all of our voting and profit shares (constituting a 36.0% economic interest and a 51% voting interest) in VTTI Operating to VTTI Holdings;

- we will issue to our general partner the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of our minimum quarterly distribution of $0.2625 per unit per quarter, as described under "Our Cash Distribution Policy and Restrictions on Distributions";

- the selling unitholder will offer 17,500,000 common units to the public in this offering (20,125,000 common units if the underwriters exercise their option to purchase 2,625,000 additional common units in full), representing a 42.6% limited partner interest in us;

- VTTI Operating has entered into a new €500.0 ($680.0) million revolving credit facility, or the VTTI Operating Revolving Credit Facility;

- VTTI Operating will repay approximately $380 million in intercompany loans with VTTI using drawdowns from the new VTTI Operating Revolving Credit Facility;

- VTTI will convert approximately $234 million in intercompany loans with VTTI Operating to equity in VTTI Operating; and

- we will enter into agreements with our general partner and certain of its affiliates, pursuant to which they will agree to, among other things, provide us administrative services, indemnify us for certain liabilities and grant us a right of first offer to acquire the ROFO Assets. See "Certain Relationships and Related Party Transactions".

Simplified Organizational and Ownership Structure After this Offering

The following diagram depicts our simplified organizational and ownership structure after giving effect to the offering and related transactions described above:



MISC
VITOL
50% Ownership Interest
50% Ownership Interest
VTTI B.V.
(VTTI)
100% Ownership Interest
64.0% Economic Interest
49% Voting Interest
VTTI MLP
Partners B.V.
(Selling Unitholder)
2,625,000 Common units
20,125,000 Subordinated units
100% Ownership Interest
VTTI MLP
Services Ltd
(VTTI Services)
100% Ownership Interest
VTTI Energy
Partners GP LLC
(General Partner)
55.4% Limited Partner Interest
Public
Unitholders
17,500,000 Common units
2% General Partner Interest
100% Incentive Distribution Rights
VTTI Energy
Partners LP
(Partnership)
42.6% Limited Partner Interest
100% Ownership Interest
VTTI MLP
Holdings Ltd
(VTTI Holdings)
36.0% Economic Interest
51% Voting Interest
VTTI MLP B.V.
(VTTI Operating)
100% Ownership Interest
Operating
Companies(1)

(1) VTTI Operating will own 100% of the Operating Companies, except for the Fujairah terminal and the Rotterdam terminal, in which VTTI Operating will own 90% of the economic interest in each of those two terminals, and Fujairah Petroleum Co. and SK Terminal B.V. own the remaining 10%, respectively.

	Number of Units	Percentage Ownership
Public Common Units(1)	17,500,000	42.6
Selling Unitholder Common Units(1)	2,625,000	6.4
Selling Unitholder Subordinated Units	20,125,000	49.0
General Partner Interest	821,429	2.0%
	41,071,429	100.0%

(1) Assumes the underwriters do not exercise their option to purchase 2,625,000 additional common units. If the underwriters exercise any part of their option to purchase additional common units, the number of common units shown to be owned by the selling unitholder will be reduced, and the number of common units shown to be owned by the public will be increased, by the number of common units purchased in connection with any such exercise. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding. If the underwriters' option is exercised in full, then the public would own all of the common units.

Common units offered to the public	17,500,000 common units; or
	20,125,000 common units if the underwriters exercise in full their option to purchase additional common units.
Units outstanding after this offering	20,125,000 common units and 20,125,000 subordinated units, representing a 49.0% and 49.0% limited partner interest in us, respectively. If the underwriters exercise any part of their option to purchase additional common units, the number of common units owned by the selling unitholder will be reduced, and the number of common units owned by the public will be increased, by the number of common units purchased in connection with any such exercise. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding. In addition, our general partner will own a 2.0% general partner interest in us.
Use of proceeds	We will not receive any proceeds from the sale of common units by the selling unitholder in this offering. See "Use of Proceeds" and "Selling Unitholder".
Cash distributions	We intend to make minimum quarterly distributions of $0.2625 per common unit ($1.05 per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, to the holders of common units, until each common unit has received a minimum quarterly distribution of $0.2625 plus any arrearages from prior quarters;

- *second*, to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.2625; and

- *third*, to all unitholders, pro rata, until each unit has received an aggregate distribution of $0.301875.

Within 45 days after the end of each fiscal quarter (beginning with the quarter ending September 30, 2014), we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through September 30, 2014 based on the actual length of the period. Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions".

If cash distributions to our unitholders exceed $0.301875 per unit in a quarter, holders of our incentive distribution rights (initially, our general partner) will receive increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions". We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner's board of directors to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as "available cash", and we define its meaning in our partnership agreement. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

We believe, based on the estimates contained in and the assumptions listed under "Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution", that we will have sufficient cash available for distribution to enable us to pay the minimum quarterly distribution of $0.2625 on all of our common and subordinated units for each quarter through June 30, 2015. However, unanticipated events may occur that could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned not to place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

See "Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution".

Subordinated units

The selling unitholder will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $0.2625 per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid at least (1) $1.05 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit and the corresponding distribution on the general partner's 2.0% interest for any three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2017 or (2) $1.575 (150.0% of the annual minimum quarterly distribution) on each outstanding common unit and subordinated unit and the incentive distribution rights for the four-quarter period immediately preceding that date, in each case provided there are no arrearages on our common units at that time. If the subordination period ends as a result of us having met the tests described above, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding common and subordinated units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, the selling unitholder will own 56.5% of our outstanding common and subordinated units (or 50.0% of our outstanding common and subordinated units if the underwriters' option to purchase additional common units is exercised in full). As a result, you will initially be unable to remove our general partner without its consent, because the selling unitholder will own sufficient units upon completion of this offering to be able to prevent the general partner's removal. See "The Partnership Agreement—Voting Rights".

Limited call right	If at any time our general partner and its affiliates own more than 80.0% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.
U.S. federal income tax consequences	Although we are organized as a partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. Consequently, all or a portion of the distributions you receive from us will constitute dividends for such purposes. The remaining portion of such distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2016, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be approximately 55.0% of the total cash distributions you receive during that period. See "Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions" for the basis of this estimate. See also "Risk Factors—Tax Risks" for a discussion relating to the taxation of dividends. For a discussion of other material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, see "Material U.S. Federal Income Tax Consequences".
Non-U.S. tax consequences	We and our general partner have been organized under the laws of the Republic of the Marshall Islands and are expected to be managed and controlled in the United Kingdom. VTTI Operating has been organized under the laws of the Netherlands.

RISK FACTORS

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common units. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks were actually to occur, they may materially harm our business, financial condition and results of operations. In this event, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose part or all of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $0.2625 per unit, or $1.05 per unit per year, which will require us to have available cash of approximately $10,781,250 per quarter, or $43,125,000 per year, based on the number of common and subordinated units to be outstanding after the completion of this offering. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- the volumes of refined petroleum products and crude oil we handle;

- the terminaling services fees with respect to volumes that we handle;

- damage to pipelines, facilities, related equipment and surrounding properties caused by hurricanes, earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism;

- leaks or accidental releases of products or other materials into the environment, whether as a result of human error or otherwise;

- planned or unplanned shutdowns of the refineries and industrial production facilities owned by or supplying our customers;

- prevailing economic and market conditions;

- difficulties in collecting our receivables because of credit or financial problems of customers;

- the effects of new or expanded health, environmental and safety regulations;

- governmental regulation, including changes in governmental regulation of the industries in which we operate;

- changes in tax laws;

- weather conditions; and

- force majeure.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

- the level of capital expenditures we make;

- the cost of acquisitions;

- our debt service requirements and other liabilities;

- fluctuations in our working capital needs;

- our ability to borrow funds and access capital markets;

- restrictions contained in debt agreements to which we are a party; and

- the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, see "Our Cash Distribution Policy and Restrictions on Distributions".

Our pro forma cash available for distribution for the four most recent fiscal quarters and for the fiscal year ended December 31, 2013, may not have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all of our common and subordinated units during those periods.

We must generate approximately $43,125,000 of cash available for distribution to pay the aggregate minimum quarterly distributions for four quarters on all units that will be outstanding immediately following this offering. Because we have not prepared a pro forma condensed statement of income to demonstrate what our pro forma cash available for distribution would have been for the four most recent fiscal quarters and for the fiscal year ended December 31, 2013, it is possible that such amounts may not have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all of our common and subordinated units during those periods. For a calculation of our ability to make future cash distributions to our unitholders based on our historical as adjusted results, please read "Cash Distribution Policy and Restrictions on Distributions." If we are not able to generate additional cash for distribution to our unitholders in future periods, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

The assumptions underlying our forecast of cash available for distribution included in "Our Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.

The forecast of cash available for distribution set forth in "Our Cash Distribution Policy and Restrictions on Distributions" includes our forecast of our results of operations and cash available for distribution for the twelve months ending June 30, 2015. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct, which are discussed in "Our Cash Distribution Policy and Restrictions on Distributions".

Our forecast of cash available for distribution has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may be unable to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. See "Our Cash Distribution Policy and Restrictions on Distributions".

The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.

negatively affect our ability to obtain investors, which could adversely affect our reputation and the market for our common units. As stated above, we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Tax liabilities associated with indirect taxes on the products we service could result in losses to us.

In the majority of jurisdictions in which we operate, the refined petroleum products and crude oil that we store for our customers are subject to numerous duties or taxes that are not based on income, sometimes referred to as "indirect taxes", including import duties, excise duties, environmental levies and sales or value-added taxes. In these jurisdictions, we may be found jointly liable for taxes arising from non-compliance with reporting or record keeping requirements relating to these indirect taxes. Where feasible, we have obtained permits from the relevant customs or tax authorities to suspend such duties and taxes and, under the general terms and conditions of our terminaling services agreements, we are typically entitled to pass these costs on to our customers. Tax liabilities may still occur, however, and could result in an adverse effect on our results of operation and cash flow.

Terrorist attacks aimed at our facilities or surrounding areas could adversely affect our business.

Our facilities may be subject to terrorist attacks. Any terrorist attack at our facilities, those of our customers and, in some cases, those of other pipelines, refineries, or terminals could materially and adversely affect our financial condition, results of operations or cash flows.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including VTTI, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

Following the offering, our indirect parent, VTTI, will indirectly own a 55.4% limited partner interest in us, will indirectly own and control our general partner and will appoint all of the directors and officers of our general partner, some of whom will also be directors and officers of VTTI. Although the directors and officers of our general partner have a duty to manage us in a manner that they subjectively believe is in our best interests, they also have a duty to manage us in a manner that is beneficial to VTTI. Therefore, conflicts of interest may arise between VTTI and our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of VTTI over the interests of our common unitholders. These conflicts include the following situations, among others:

- our general partner is allowed to take into account the interests of parties other than us, such as VTTI, in resolving conflicts of interest, which has the effect of limiting its duties to our unitholders;

- neither our partnership agreement nor any other agreement requires VTTI to pursue a business strategy that favors us, and the directors and officers of VTTI have a fiduciary duty to make these decisions in the best interests of their interestholders. VTTI may choose to shift the focus of its investment and growth to areas not served by our assets;

- our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

- our general partner and our directors have limited their liabilities and restricted their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

- our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

- our partnership agreement permits us to distribute up to $32.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the incentive distribution rights;

- our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units and our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of such right;

- our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our general partner's and VTTI's obligations under the omnibus agreement; and

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $32.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its affiliates' units and our general partner's incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. See "The Partnership Agreement—Cash Distributions".

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them; or
- accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. See "The Partnership Agreement—Cash Distributions—Subordinated Units and Subordination Period".

Our partnership agreement limits our general partner's and our directors' fiduciary duties to holders of our common units.

Our partnership agreement contains provisions that restrict the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

- permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its board of directors, which will be appointed by VTTI. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;
- provides that our general partner and our directors are entitled to make other decisions they subjectively believe are in our best interests;
- generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable", our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and
- provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

as a result of its owning our general partner, and not by our unitholders. See "Management—Management of VTTI Energy Partners LP" and "Certain Relationships and Related Party Transactions". Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66⅔% of all our outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, VTTI will own, directly or indirectly, an aggregate of 56.5% of our common and subordinated units (or 50.0% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by the holders of our subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a "change of control" without the vote or consent of the unitholders.

The incentive distribution rights held by our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its other direct or indirect interests in us, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if our general partner had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of VTTI selling or contributing additional terminaling assets to us, as VTTI would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the closing of this offering, and assuming no exercise of the underwriters' option to purchase additional common units, VTTI will own, directly or indirectly, approximately 13.0% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than upon the conversion of the subordinated units), VTTI will own, directly or indirectly, approximately 56.5% of our outstanding common units. For additional information about this right, see "The Partnership Agreement—Limited Call Right".

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

- our existing unitholders' proportionate ownership interest in us will decrease;

- the amount of cash available for distribution on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline. See "The Partnership Agreement—Issuance of Additional Interests".

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by the selling unitholder or other large holders.

After this offering, we will have 20,125,000 common units and 20,125,000 subordinated units outstanding, which includes the common units the selling unitholder is selling in this offering that may be resold in the public market immediately. All of the 20,125,000 subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of the 2,625,000 common units that are held by the selling unitholder will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by the selling unitholder or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to the selling unitholder. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. See "Units Eligible for Future Sale".

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this prospectus, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.2625 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by VTTI) after the subordination period has ended. At the closing of this offering, VTTI will own, directly or indirectly, approximately 13.0% of the outstanding common units and all of our outstanding subordinated units. See "The Partnership Agreement—Amendment of the Partnership Agreement".

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 17,500,000 publicly traded common units held by our public unitholders (20,125,000 common units if the underwriters exercise their option to purchase additional common units in full). We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

- our quarterly distributions;

- our quarterly or annual earnings or those of other companies in our industry;

- announcements by us or our competitors of significant contracts or acquisitions;

- changes in accounting standards, policies, guidance, interpretations or principles;

- general economic conditions;

- the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

- future sales of our common units; and

- the other factors described in these "Risk Factors".

jurisdiction in respect of such allocation to you. In addition, we may be required to obtain information from you in the event a tax authority requires such information. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

We have obtained confirmation from HM Revenue & Customs (the United Kingdom tax authority) that they should not treat unitholders as carrying on a trade in the United Kingdom merely by virtue of ownership of our common units. Moreover, unitholders should not be required to pay tax in the United Kingdom merely by virtue of ownership of our common units. We have obtained an Advance Tax Ruling from the Dutch tax authorities that non-Dutch resident common unitholders will not incur Dutch non-resident tax liability (or be required to file Dutch tax returns) merely by virtue of their ownership of our common units. See "Non-United States Tax Consequences—Netherlands Tax Consequences—Advance Tax Ruling".

With respect to countries other than the Netherlands, the United Kingdom and the United States, we believe we can conduct our activities and the activities of our subsidiaries in a manner so that our common unitholders should not be considered to be carrying on business or having a permanent establishment in such other countries solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any country (including the Netherlands and the United Kingdom) will largely be a question of fact determined through an analysis of contractual arrangements, including the services agreements we and the Operating Companies will enter into with our customers, and the way we and our subsidiaries conduct business or operations, all of which may change over time. See "Non-United States Tax Consequences". The laws of any country may also change, which could cause the country's taxing authorities to determine that we or our subsidiaries are carrying on business or have a permanent establishment in such country and are subject to its taxation laws.

The ratio of dividend income to distributions on our common units is subject to business, economic and other uncertainties as well as tax reporting positions with which the IRS or any other tax authority may disagree, which could result in a higher ratio of dividend income to distributions and adversely affect the value of our common units.

We estimate that approximately 55.0% of the total cash distributions made to a purchaser of common units in this offering who owns those units from the date of this offering through December 31, 2016, will constitute dividend income for U.S. tax purposes. The remaining portion of the distributions will be treated first as a nontaxable return of capital to the extent of the purchaser's tax basis in its common units and thereafter as capital gain. These estimates are based on certain assumptions that are subject to business, economic, regulatory, competitive and political uncertainties beyond our control. In addition, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. As a result of these uncertainties, these estimates may be incorrect and the actual percentage of total cash distributions that will constitute dividend income could be higher, and any difference could adversely affect the value of the common units. See "Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions".

CAPITALIZATION

The following table shows:

- the historical cash and cash equivalents and capitalization of our Predecessor as of March 31, 2014; and

- our pro forma capitalization as of March 31, 2014, giving effect to the pro forma adjustments described in our unaudited pro forma consolidated financial data included elsewhere in this prospectus, including this offering and the other transactions described under "Prospectus Summary—Formation Transactions".

This table is derived from and should be read together with the historical combined carve-out financial statements of Predecessor and the accompanying notes contained elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations".

| | As of March 31, 2014 | |
| | Historical | Pro Forma |
	(in US$ millions)	
CASH		
Cash and cash equivalents	$ 56.8	7.5
DEBT		
VTTI Operating Revolving Credit Facility	—	600.0
Term loan (Johore Facility)	$ 193.2	—
Total long-term debt—affiliates	613.9	—
Other long-term debt	1.4	—
Total debt	808.5	600.0
EQUITY		
Owner's equity	$ 652.8	585.4
Limited partners:		
Common units—public	—	119.4
Common units—selling unitholder	—	17.9
Subordinated units—selling unitholder	—	137.3
General partner	—	5.6
Total owner's/partner's equity	652.8	829.0
Total capitalization	$1,461.3	1,465.6

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash (after deducting expenses, including maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

- Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our general partner to establish reserves and other limitations.

- We will be subject to restrictions on distributions under the financing agreements relating to our Credit Facilities. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this prospectus in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources".

- Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. VTTI will indirectly own approximately 13.0% of our common units and all of our subordinated units outstanding immediately after the closing of this offering. See "The Partnership Agreement—Amendment of the Partnership Agreement".

- Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

- Under Section 51 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

- We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See "Risk Factors" for a discussion of these factors.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws in the Marshall Islands and other laws and regulations.

Our Ability to Grow Depends on Our Ability to Access External Expansion Capital

Because we distribute all of our available cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or other capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional borrowings or other debt by us to finance our growth would result in increased interest expense, which in turn may affect the available cash that we have to distribute to our unitholders.

Initial Distribution Rate

Upon completion of this offering, we will declare an initial quarterly distribution of $0.2625 per unit for each complete quarter, or $1.05 per unit on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter (beginning with the quarter ending September 30, 2014). This equates to an aggregate cash distribution of $10,781,250 per quarter, or $43,125,000 per year, in each case based on the number of common units, subordinated units and general partner units outstanding immediately after completion of this offering. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy".

The table below sets forth the number of outstanding common units, subordinated units and general partner units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $0.2625 per unit per quarter ($1.05 per unit on an annualized basis).

		Distributions	
	Number of Units	One Quarter	Four Quarters
Common units	20,125,000	$ 5,282,813	$21,131,250
Subordinated units	20,125,000	5,282,813	21,131,250
General partner units(1)	821,429	215,625	862,500
Total	41,071,429	$10,781,250(2)	$43,125,000

(1) The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the general partner's 2.0% general partner interest.

(2) Actual payments of distributions on the common units, subordinated units and general partner units are expected to be $7.1 million for the period between the estimated closing date of this offering (August 1, 2014) and the end of the fiscal quarter in which the closing date of this offering occurs.

If the underwriters exercise any part of their option to purchase additional common units, the number of common units owned by the selling unitholder will be reduced by the number of common units purchased in connection with any such exercise. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding.

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. See "How We Make Cash Distributions—Subordination Period". We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

As of the closing date of this offering, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner's initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.

Because we have not prepared a pro forma condensed statement of income to demonstrate what our pro forma cash available for distribution would have been for the four most recent fiscal quarters and for the fiscal year ended December 31, 2013, it is possible that such amounts may not have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all of our common and subordinated units during those periods.

Forecasted Results of Operations for the Twelve Months Ending June 30, 2015

In this section, we present in detail the basis for our belief that we will be able to pay our minimum quarterly distribution on all of our outstanding units for the twelve months ending June 30, 2015. We present two tables, consisting of:

- Forecasted Results of Operations for the twelve months ending June 30, 2015; and

- Forecasted Cash Available for Distribution for the twelve months ending June 30, 2015,

as well as the significant assumptions upon which the forecasts are based.

Our forecast of our results of operations is a forward-looking statement and should be read together with the historical combined carve-out financial statements of our Predecessor and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We do not, as a matter of course, make public projections as to future revenues, earnings, or other results. However, our management has prepared the prospective financial information set forth below in support of our belief that we will have sufficient cash available to allow us to pay the minimum quarterly distribution on all of our outstanding units during the forecast period. The financial forecast has been prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants. Additionally, in the view of our management, the accompanying financial forecast was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our management's knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

VTTI ENERGY PARTNERS LP
FORECASTED RESULTS OF OPERATIONS

	Twelve Months Ending June 30, 2015	
	(in US$ millions)	
Statement of Operations Data:		
Revenues	$	311.1
Operating costs and expenses:		
Operating costs		88.5
Depreciation and amortization		75.4
Selling, general and administrative		28.7
Total operating expenses		192.6
Total operating income		118.5
Other income (expense):		
Interest expense, including affiliates		(25.0)
Other finance expenses		(1.2)
Total other expense, net		(26.2)
Income before income tax expense		92.3
Income tax expense		(21.6)
Net income		70.7
Non-controlling interest		49.3
Net income attributable to parents' equity	$	21.4
General partner's interest in net income	$	0.4
Limited partners' interest in net income		20.0
Net income per:		
Common unit	$	0.52
Subordinated unit	$	0.52
General partner unit	$	0.52

See the accompanying summary of significant accounting policies and forecast assumptions.

Forecast Assumptions and Considerations

Basis of Presentation

The accompanying financial forecast and related notes present our forecasted results of operations for the twelve months ending June 30, 2015, based on the assumption that:

- we will issue to the selling unitholder 20,125,000 common units and 20,125,000 subordinated units, representing a 98.0% limited partner interest in us;

- we will issue to our general partner all of our incentive distribution rights, which will entitle our general partner to increasing percentages of the cash we distribute in excess of $0.301875 per unit per quarter;

- the selling unitholder will sell 17,500,000 common units to the public in this offering, representing a 42.6% limited partner interest in us;

- the Holding Companies and the Operating Companies will be acquired at their historical carrying values from VTTI;

- the margin on our debt will be the same as applied to the debt prior to this offering;

- the cost of borrowing will be 4%;

- the dollar/euro exchange rate is $1.36/euro;

- VTTI Operating will repay approximately $380 million in intercompany loans with VTTI using drawdowns from the new VTTI Operating Revolving Credit Facility;

- VTTI will convert approximately $234 million in intercompany loans with VTTI Operating to equity in VTTI Operating; and

- we will pay $3.0 million to VTTI Holdings under the administrative services agreement.

Summary of Significant Accounting Policies and Sources of Estimation Uncertainty

A summary of significant accounting policies is set out in Note 2 to the annual combined carve-out financial statements and Note 2 to our interim unaudited condensed combined carve-out financial statements included elsewhere in this prospectus.

Summary of Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of our management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2015. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are significant to our forecasted results of operations and any items not included below were not deemed significant. We believe we have a reasonable objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at all.

Revenues. We estimate that our total revenues for the twelve months ending June 30, 2015 will be approximately $311.1 million, as compared to approximately $299.2 million for the year ended December 31, 2013. Our forecast is based on the assumption that storage and throughput fees will increase by $18.8 million due to increased storage capacity availability, inflation escalators and favorable foreign exchange variance, partially offset by a $6.9 million reduction in excess throughput and ancillary fees due to a forecasted return to typical throughput levels from the elevated levels experienced in 2013.

Operating Costs and Expenses. We estimate that our operating costs and expenses will be approximately $88.5 million for the twelve months ending June 30, 2015, as compared to approximately $88.9 million for the year ended December 31, 2013. The forecasted decrease in operating costs and expenses is primarily due to events in the year ended December 31, 2013 that are not anticipated to occur in the forecast period, such as an environmental spill at the Amsterdam terminal and associated insurance, maintenance and repair and other costs.

Depreciation and Amortization. We estimate that depreciation and amortization expense will be approximately $75.4 million for the twelve months ending June 30, 2015, as compared to approximately $67.4 million for the year ended December 31, 2013. Depreciation expense is expected to increase for the twelve months ending June 30, 2015 compared to the year ended December 31, 2013 due to incremental depreciation related to completion and commissioning of capital expenditure projects at our Amsterdam, Antwerp and other terminals.

Selling, General and Administrative. We estimate that selling, general and administrative expenses will be approximately $28.7 million for the twelve months ending June 30, 2015, as compared to approximately $22.9 million for the year ended December 31, 2013. The additional $5.8 million in total estimated selling, general and administrative expenses as compared to the year ended December 31, 2013 consists of approximately $3.0 million in external expenses we will incur as a result of becoming a publicly traded partnership, including costs associated with annual reports to unitholders, tax return preparation, investor relations, audit fees, legal fees, incremental director and officer liability insurance costs and directors' compensation. The remaining $2.8 million in increased estimated selling, general and administrative expenses consists of increased costs of information technology and corporate networking to the terminals, market adjustments of salaries and other expenses.

Financing. We estimate that interest expense will be approximately $25.0 million for the twelve months ending June 30, 2015, as compared to approximately $30.0 million for the year ended December 31, 2013. The reduction in interest expense is driven by repayment and conversion of affiliate debt and repayment of project finance loan at our Johore terminal, partially offset by borrowings under the VTTI Operating Revolving Credit Facility.

Capital Expenditures. We estimate that total capital expenditures for the twelve months ending June 30, 2015 will be $60.5 million as compared to capital expenditures of $84.7 million for the year ended December 31, 2013. This forecast is based on the following assumptions:

- Our estimated maintenance capital expenditures will be $27.6 million for the twelve months ending June 30, 2015 as compared to actual maintenance capital expenditures of approximately $28.4 million for the year ended December 31, 2013.

- Our expansion capital expenditures will be approximately $32.9 million for the twelve months ending June 30, 2015 as compared to actual expansion capital expenditures of approximately $56.3 million for the year ended December 31, 2013. The $32.9 million expansion capital expenditures anticipated to be spent during the forecast period is related to capacity expansion at our Antwerp and Amsterdam terminals, while the $56.3 million for the year ended December 31, 2013 was primarily related to several expansion and revamping projects at our Antwerp and Amsterdam terminals. We intend to fund our anticipated expansion capital expenditures with borrowings from the VTTI Operating Revolving Credit Facility.

Regulatory, Industry and Economic Factors. Our forecast of our results of operations for the twelve months ending June 30, 2015 is based on the following assumptions related to regulatory, industry and economic factors:

- There will not be any material non-performance or credit-related defaults by suppliers, customers or vendors, or shortage of skilled labor.

- There will not be any new governmental regulation of the portions of the industry in which we operate or any interpretation of existing regulation that in either case will be materially adverse to our business.

- There will not be any change in tax law that will materially increase our tax expense.

- There will not be any material accidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events, including any events that could lead to force majeure under any of our terminaling services agreements.

- There will not be any major adverse change in the markets in which we operate resulting from supply or production disruptions, reduced demand for our services or significant changes in the market prices for our services.

- There will not be any material changes to market, regulatory and overall economic conditions.

Forecasted Cash Available for Distribution

The table below sets forth our calculation of forecasted cash available for distribution to our unitholders and general partner based on the Forecasted Results of Operations set forth above. Based on the financial forecast and related assumptions, we forecast that our cash available for distribution generated during the twelve months ending June 30, 2015 will be approximately $47.6 million. This amount would be sufficient to pay 100% of the minimum quarterly distribution of $1.05 per unit on all of our common units and subordinated units for the four quarters ending June 30, 2015.

Actual payments of distributions on the common units, subordinated units and the general partner units are expected to be $7.1 million for the period between the estimated closing date of this offering (August 1, 2014) and the end of the fiscal quarter in which the closing date of this offering occurs.

You should read "—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions" included as part of the financial forecast for a discussion of the material assumptions underlying our forecast of Adjusted EBITDA that is included in the table below. Our forecast is based on those material assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed in our financial forecast are those that we believe are significant to generate the forecasted Adjusted EBITDA. If our estimate is not achieved, we may not be able to pay distributions on the common units at the initial distribution rate of $0.2625 per unit per quarter ($1.05 per unit on an annualized basis). Our financial forecast and the forecast of cash available for distribution set forth below have been prepared by our management. This calculation represents available cash from operating surplus generated during the period and excludes any cash from working capital borrowings, capital expenditures and cash on hand on the closing date.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance calculated in accordance with U.S. GAAP.

When considering our forecast of cash available for distribution for the twelve months ending June 30, 2015, you should keep in mind the risk factors and other cautionary statements under the headings "Forward-Looking Statements" and "Risk Factors" elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our results of operations to vary significantly from those set forth in the financial forecast and the forecast of cash available for distribution set forth below.

VTTI ENERGY PARTNERS LP
FORECASTED CASH AVAILABLE FOR DISTRIBUTION(1)

	Quarter Ending(2)				Twelve Months Ending June 30, 2015
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	
	(in US$ millions, except per unit amounts)				
Adjusted EBITDA(3)	$ 46.1	$ 49.1	$ 49.2	$ 56.1	$200.5
Adjustments for cash items and maintenance capital expenditures:					
Less:					
Cash interest expense	(6.1)	(6.2)	(6.3)	(6.4)	(25.0)
Cash interest income	—	—	—	—	—
Cash income tax expense	—	—	—	—	—
Maintenance capital expenditures	(6.8)	(6.8)	(7.0)	(7.0)	(27.6)
Cash flow attributable to non-controlling interest	(22.5)	(24.4)	(24.4)	(29.0)	(100.3)
Cash available for distribution	$ 10.7	$ 11.7	$ 11.5	$ 13.7	$ 47.6
Expected distributions:					
Distributions to public common unitholders	4.6	4.6	4.6	4.6	18.4
Distributions to the selling unitholder—common units	0.7	0.7	0.7	0.7	2.8
Distributions to the selling unitholder—subordinated units	5.3	5.3	5.3	5.3	21.2
Distributions to general partner units	0.2	0.2	0.2	0.2	0.8
Total distributions(4)	$ 10.8	$ 10.8	$ 10.8	$ 10.8	$ 43.2
Excess cash	(0.1)	0.9	0.7	2.9	4.4
Minimum quarterly distribution per unit	0.2625	0.2625	0.2625	0.2625	1.05
Aggregate distributions based on minimum quarterly distribution	10.8	10.8	10.8	10.8	43.2
Percent of minimum quarterly distributions payable to common unitholders	100.0	100.0	100.0	100.0	100.0
Percent of minimum quarterly distributions payable to subordinated unitholder	100.0	100.0	100.0	100.0	100.0

(1) The forecast is based on the assumptions set forth in "—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions".

(2) The sum of forecast amounts for the four quarters may not equal the twelve month totals due to the effects of rounding.

(3) For a definition of Adjusted EBITDA, see "Selected Historical Financial and Operating Data". The following table reconciles Adjusted EBITDA to net income, its most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, for the twelve months ending June 30, 2015:

	Quarter Ending(2)				Twelve Months Ending June 30, 2015
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	
	(unaudited) (in US$ millions)				
Net income	$16.1	$20.0	$17.8	$16.8	$ 70.7
Interest expense, including affiliates . . .	6.1	6.2	6.3	6.4	25.0
Other items(a)	0.6	(1.8)	0.5	8.5	7.8
Depreciation and amortization	18.5	18.5	19.2	19.2	75.4
Income tax expense	4.8	6.2	5.4	5.2	21.6
Adjusted EBITDA	$46.1	$49.1	$49.2	$56.1	$200.5

(a) Other items consist of non-cash items in operating expenses and anticipated timing differences between the recognition and receipt of revenues.

(4) Assumes the underwriters' option to purchase additional common units is not exercised.

Forecast of Compliance with Debt Covenants

Our ability to make distributions could be affected if we do not remain in compliance with the restrictions and covenants of our financing agreements. Our terminals are subject to several financing agreements, which we anticipate will be amended in connection with this offering. We have assumed that we will be in compliance with all of the covenants in such financing agreements during the forecast period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a further description of our financing agreements, including these financial covenants.

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2014, we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through September 30, 2014, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of any subsidiaries we do not wholly own):

- *less*, the amount of cash reserves (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) established by our general partner and our subsidiaries to:

  - provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

  - comply with applicable law, any of our debt instruments or other agreements; and/or

  - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (except to the extent establishing such reserves would cause us to not be able to distribute the minimum quarterly distribution (plus any arrearage) for such quarter);

- *plus*, if our general partner so determines, all cash on hand (including our proportionate share of cash on hand of any subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under a revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.2625 per unit, or $1.05 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering is approximately $10.8 million.

There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We will be effectively prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a discussion of the restrictions contained in our financing agreements that may restrict our ability to make distributions.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus". We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

Operating surplus for any period generally means:

- $32.0 million; *plus*

- all of our cash receipts (including our proportionate share of cash receipts of any subsidiaries we do not wholly own) after the closing of this offering (provided that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions or (5) corporate reorganizations or restructurings; *plus*

- working capital borrowings (including our proportionate share of working capital borrowings for any subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; *plus*

- interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by any subsidiaries we do not wholly own), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as a terminal) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; *plus*

- interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by any subsidiaries we do not wholly own), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; *less*

- all of our "operating expenditures" (which includes maintenance and replacement capital expenditures and is further described below) (including our proportionate share of operating expenditures by any subsidiaries we do not wholly own) immediately after the closing of this offering; *less*

- the amount of cash reserves (including our proportionate share of cash reserves for any subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures; *less*

- any cash loss realized on dispositions of assets acquired using investment capital expenditures; *less*

- all working capital borrowings (including our proportionate share of working capital borrowings by any subsidiaries we do not wholly own) not repaid within twelve months after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $32.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments we receive from non-operating sources.

Operating expenditures generally means all of our cash expenditures, including but not limited to taxes, employee and director compensation, reimbursement of expenses to our general partner, repayment of working capital borrowings, debt service payments, payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its specified termination date be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract) and maintenance and replacement capital expenditures (which are discussed in further detail under "—Capital Expenditures" below), provided that operating expenditures will not include:

- deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

- payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

- expansion capital expenditures or investment capital expenditures (which are discussed in further detail under "—Capital Expenditures" below);

- payment of transaction expenses (including taxes) relating to interim capital transactions;

- distributions to partners; or

- repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans).

Capital Expenditures

For purposes of determining operating surplus, capital expenditures are classified as either maintenance and replacement capital expenditures, expansion capital expenditures or investment capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain, over the long-term, the operating capacity of or the revenue generated by our capital assets.

Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. To the extent, however, that capital expenditures associated with acquiring a new terminal or improving an existing terminal increase the revenues or the operating capacity of our terminals, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with modifying an existing terminal or acquiring a new terminal, to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our terminals. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights) to finance the acquisition or construction of a replacement terminal and paid in respect of the construction period. We define construction period as the period beginning on the date that we enter into a binding acquisition or construction contract and ending on the earlier of the date that the replacement terminal commences commercial service or the date that the replacement terminal is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity (including the amount of any incremental distributions made to the holders of our incentive distribution rights) will also be considered maintenance and replacement capital expenditures.

Definition of Capital Surplus

Capital surplus generally will be generated only by:

- borrowings other than working capital borrowings;

- sales of debt and equity securities; and

- sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $32.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.2625 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of Subordination Period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after September 30, 2017, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive non-overlapping four-quarter periods immediately preceding that date;

- the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis during those periods; and

- there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period may end before September 30, 2017.

For purposes of determining whether the tests in the bullets above have been met, the three consecutive, non-overlapping four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

If the expiration of the subordination period occurs as a result of us having met the tests described above, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending September 30, 2015, that each of the following tests is met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $1.575 (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

- the "adjusted operating surplus" (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $1.575 (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis, and (2) the corresponding distribution on the incentive distribution rights; and

- there are no outstanding arrearages in payment of the minimum quarterly distributions on the common units.

Definition of Adjusted Operating Surplus

Adjusted operating surplus for any period generally means:

- operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under "—Operating Surplus and Capital Surplus—Definition of Operating Surplus" above); *less*

- the amount of any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of any subsidiaries we do not wholly own) with respect to that period; *less*

- the amount of any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) over that period not relating to an operating expenditure made during that period; *plus*

- the amount of any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of any subsidiaries we do not wholly own) with respect to that period; *plus*

- the amount of any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) over that period required by any debt instrument for the repayment of principal, interest or premium; *plus*

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner will hold the incentive distribution rights following completion of this offering. The incentive distribution rights may be transferred separately from any other interests without a vote of our unitholders. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

- we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

- *first*, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.301875 per unit for that quarter (the "first target distribution");

- *second*, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.328125 per unit for that quarter (the "second target distribution");

- *third*, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.393750 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights, pro rata.

The percentage interests set forth above assume that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of Removal of Our General Partner on the Subordination Period

If the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

- the subordination period will end and each subordinated unit will immediately convert into one common unit and will then participate pro rata with the other common units in distributions of available cash;

- any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

- our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for that interest.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount", until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

| | Total Quarterly Distribution Target Amount | Marginal Percentage Interest in Distributions | | |
		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.2625	98.0%	2.0%	0%
First Target Distribution	up to $0.301875	98.0%	2.0%	0%
Second Target Distribution	above $0.301875 up to $0.328125	85.0%	2.0%	13.0%
Third Target Distribution	above $0.328125 up to $0.393750	75.0%	2.0%	23.0%
Thereafter	above $0.393750	50.0%	2.0%	48.0%

Our General Partner's Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner's right to reset the minimum quarterly distribution amount and the cash target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner's board of directors, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If at the time of any election to reset the minimum quarterly distribution amount and the cash target distribution levels our general partner and its affiliates are not the holders of a majority of the incentive distribution rights, then any such election to reset shall be subject to the prior written concurrence of our general partner that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and cash target distribution levels will be higher than the minimum quarterly distribution amount and the cash target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset cash target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the cash target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the cash target distribution levels prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the "cash parity" value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. We will also issue an additional amount of general partner units in order to maintain the general partner's ownership interest in us relative to the issuance of the additional common units.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the cash target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution") and the cash target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

- *first*, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

- *second*, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for that quarter;

- *third*, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for that quarter; and

- *thereafter*, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights, pro rata.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders, our general partner and the holders of the incentive distribution rights at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and cash target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.525.

	Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Distribution			Quarterly Distribution per Unit following Hypothetical Reset
		Unitholders	General Partner	Holders of IDRs	
Minimum Quarterly Distribution	$0.2625	98.0%	2.0%	0%	$0.525
First Target Distribution	up to $0.301875	98.0%	2.0%	0%	up to $0.60375(1)
Second Target Distribution	above $0.301875 up to $0.328125	85.0%	2.0%	13.0%	above $0.60375 up to $0.65625(2)
Third Target Distribution	above $0.328125 up to $0.393750	75.0%	2.0%	23.0%	above $0.65625 up to $0.7875(3)
Thereafter	above $0.393750	50.0%	2.0%	48.0%	above $0.7875

(1) This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2) This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the general partner and the holders of the incentive distribution rights based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The table assumes that there are 40,250,000 common units and 821,429 general partner units outstanding, representing a 2.0% general partner interest, and that the average distribution to each common unit is $0.525 for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

| | Quarterly Distribution per Unit Prior to Reset | Common Unitholders Cash Distributions Prior to Reset | General Partner and IDR Holders Cash Distribution Prior to Reset | | | | |
			Additional Common Units	2.0% General Partner Interest	IDRs	Total	Total Distributions
Minimum Quarterly Distribution	$ 0.2625	$10.6	$0	$0.2	$ —	$0.2	$10.8
First Target Distribution	$0.301875	1.6	0	0.0	—	0.0	1.6
Second Target Distribution	$0.328125	1.1	0	0.0	0.2	0.2	1.2
Third Target Distribution	$ 0.39375	2.6	0	0.1	0.8	0.9	3.5
Thereafter	$ 0.39375	5.3	0	0.3	5.0	5.3	10.6
		$21.1	$0	$0.6	$6.0	$6.6	$27.7

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the general partner and the holders of the incentive distribution rights with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are 51,760,755 common units and 1,056,342 general partner units outstanding, and that the average distribution to each common unit is $0.525. The number of additional common units was calculated by dividing (x) $6,043,146 as the average of the amounts received by VTTI in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above by (y) the $0.525 of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

| | Quarterly Distribution per Unit After Reset | Common Unitholders Cash Distributions After Reset | General Partner and IDR Holders Cash Distributions After Reset | | | | |
			Additional Common Units	2.0% General Partner Interest	IDRs	Total	Total Distributions
Minimum Quarterly Distribution	$ 0.5250	$21.1	$6.0	$0.6	$—	$6.6	$27.7
First Target Distribution	$0.60375	—	—	—	—	—	—
Second Target Distribution	$0.65625	—	—	—	—	—	—
Third Target Distribution	$0.78750	—	—	—	—	—	—
Thereafter	$0.78750	—	—	—	—	—	—
		$21.1	$6.0	$0.6	$—	$6.6	$27.7

Assuming that it continues to hold a majority of our incentive distribution rights, VTTI will be entitled to cause the minimum quarterly distribution amount and the cash target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our partnership agreement.

Depreciation and Amortization Expenses.   Depreciation and amortization expense for the year ended December 31, 2013, increased by $11.9 million, or 21.4%, compared to the year ended December 31, 2012. This increase was primarily attributable to the first full year of operations at our Johore terminal (phase one) and the third phase of our Rotterdam terminal.

Selling, General and Administrative Expenses.   Selling, general and administrative expenses for the year ended December 31, 2013, increased by $2.2 million, or 10.6%, compared to the year ended December 31, 2012. This increase was primarily attributable to the first full year of operations at our Johore terminal (phase one) and the third phase of our Rotterdam terminal.

Interest Expense.   Interest expense for the year ended December 31, 2013, increased by $11.1 million, or 58.7%, compared to the year ended December 31, 2012. The increase in interest expense was primarily due to project finance of our Johore terminal.

Income Tax Expense.   Income taxes for the year ended December 31, 2013, increased by $3.5 million, or 24.6%, compared to the year ended December 31, 2012. This increase was primarily attributable to higher income taxes due to the first full year of operations at our Johore terminal (phase one) and the third phase of Rotterdam and the related increase in taxable income.

Liquidity and Capital Resources

Liquidity

Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, and to service our debt. Following completion of this offering, we expect our sources of liquidity to include cash generated by our operations, borrowings under VTTI Operating's revolving credit facility and issuances of equity and debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements. See "—Cash Flows—Capital Expenditures" for a further discussion of the impact on liquidity.

Following the completion of this offering, we intend to pay a minimum quarterly distribution of $0.2625 per common unit and subordinated unit per quarter, which equates to $10.8 million per quarter, or $43.1 million per year, based on the number of common and subordinated units and the general partner interest to be outstanding immediately after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal obligation to pay this distribution. See "Our Cash Distribution Policy and Restrictions on Distributions".

Our Credit Facilities

VTTI Operating Revolving Credit Facility

In connection with the closing of this offering, VTTI Operating has entered into a new €500.0 ($680.0) million revolving credit facility. The revolving credit facility is available to fund working capital and to finance acquisitions and other capital expenditures. The obligations of VTTI Operating under the VTTI Operating Revolving Credit Facility are secured by a first priority lien on substantially all of VTTI Operating's assets. Borrowings under the VTTI Operating Revolving Credit Facility bear interest at a rate equal to LIBOR plus an applicable margin. LIBOR and the applicable margin are defined in the VTTI Operating Revolving Credit Facility. The unused portion of the VTTI Operating Revolving Credit Facility is subject to an annual commitment fee.

The VTTI Operating Revolving Credit Facility contains covenants and conditions that, among other things, limit our and VTTI Operating's ability to make cash distributions, incur indebtedness, create liens, make investments and enter into a merger or sale of substantially all of its assets. We and VTTI Operating are subject to certain financial covenants, including a consolidated leverage ratio and an interest coverage ratio, and customary events of default under the VTTI Operating Revolving Credit Facility.

Our Initial Assets

Our terminals are generally located in major international supply and demand centers for refined petroleum products and crude oil and provide critical midstream infrastructure services to our customers at these key international market hubs. A variety of transportation interconnections are available to move our customers' products to and from our terminal facilities such as ships and barges, roads, railroads and pipelines. As of the time of this offering, our parent VTTI employs approximately 970 people of over 35 nationalities operating in 11 countries who provide effective, cost-efficient local management of each respective terminal. The following table sets forth information regarding our terminals as of March 31, 2014:

Terminal Location	Products	Gross Storage Capacity (MMBbls)	# of Tanks	Maximum Draft (feet)	Connectivity
EUROPE					
Amsterdam, The Netherlands	Refined Petroleum Products	8.4	211	46	Ship, barge, road, railroad
Rotterdam, The Netherlands(1)	Refined Petroleum Products	7.0	28	69	Ship, barge, road, railroad, pipeline
Antwerp, Belgium	Crude Oil, Refined Petroleum Products	4.2	45	46	Ship, barge, road, railroad, pipeline
MIDDLE EAST					
Fujairah, United Arab Emirates(2)	Crude Oil, Refined Petroleum Products	7.4	47	54	Ship, barge, road, pipeline
ASIA					
Johore, Malaysia Phase One	Refined Petroleum Products	5.6	41	56	Ship, barge, road
NORTH AMERICA					
Seaport Canaveral, United States of America	Refined Petroleum Products	2.8	24	39	Ship, barge, road, pipeline
TOTAL		**35.5**	**396**		

(1) VTTI owns 90% of the economic interest in the Rotterdam terminal; SK Terminal B.V. owns the remaining 10%.
(2) VTTI owns 90% of the economic interest in the Fujairah terminal; Fujairah Petroleum Co. owns the remaining 10%.

For more information on our initial assets, see "—Our Terminals".

Our ROFO Assets

At the closing of this offering, VTTI will retain a significant interest in us through its indirect ownership of a 55.4% limited partner interest, a 2% general partner interest, and all of our incentive distribution rights. Given its significant ownership interest in us following this offering, we believe that VTTI will be motivated to facilitate our growth by using us as its primary vehicle for global terminaling expansion.

storage capacity at VTTI's terminals from 2.9 million barrels in 2006 to 50.5 million barrels in 2014. A majority owned subsidiary of Petronas, MISC is one of the world's leading maritime logistics providers specializing in energy transportation. MISC owns or time charters in more than 120 in-charter vessels and has a fleet capacity of approximately 13 million dead weight tonnes. VTTI owns, develops and acquires crude oil and refined petroleum product terminaling assets worldwide. As of the time of this offering, our parent VTTI employs approximately 970 people of over 35 nationalities operating in 11 countries. We believe that Vitol, MISC and VTTI, as the indirect owners of our general partner, a 55.4% limited partner interest in us and all of our incentive distribution rights, will be motivated to promote and support the successful execution of our principal business objectives and to pursue projects that directly or indirectly enhance the value of our assets through, for example, providing us acquisition opportunities through the ROFO Assets and the sharing of market knowledge, customer relationships, and operational expertise with us.

- *Critical midstream infrastructure assets in major global energy market hubs.*   At the closing of this offering, we will own a 36.0% interest in a network of 6 terminals with 396 tanks and 35.5 million barrels of refined petroleum product and crude oil storage capacity across key geographic markets in Europe, the Middle East, Asia and North America. Our assets are strategically located and generally have a high degree of interconnectivity and physical integration with refinery complexes and other significant energy infrastructure in locations where global oil and refined petroleum product flows converge.

- *Experienced, knowledgeable leadership team with a proven track record of management and growth.*   Our officers and key managers have substantial experience in the management and operation of terminal facilities and associated assets with an average of over 20 years of experience in the energy industry. This team has demonstrated an ability to navigate diverse local markets and effectively identify appropriate business opportunities. They have experience operating an international organization, leading our parent VTTI's 970 employees across 5 continents and 11 countries. All of the executive officers of our general partner also currently serve as executive officers of VTTI and many of our executive officers and key managers have been associated with VTTI since its inception in 2006. Our management team also has demonstrated expertise in acquiring and integrating assets and in executing growth strategies in the refined petroleum product and crude oil logistics industry, having grown VTTI into one of the leading terminal companies in the world since its founding.

- *High barriers to entry.*   Our potential competitors face high barriers to entry including high construction costs, less effective location options due to lack of access to navigable waterways and proximity to refining complexes and other significant energy infrastructure, a lack of existing relationships with local customers, the costs of industry regulations and the need for operational expertise. We believe these barriers offer us a competitive advantage, as our potential competitors will find it difficult to replicate our strategic geographic locations, knowledge of local markets and integration of our terminals. In addition, many of our terminals have the ability to add storage capacity, which could be constructed at a significantly lower cost compared to a greenfield project due to the investment that has already been made in the infrastructure of the existing assets.

- *High quality, flexible, well maintained asset base.*   Our terminals have the logistical capability to accommodate various types of products and are supported by numerous interconnections of sea, road, pipelines, and railroad that provide our customers a variety of options for the delivery and receipt of their products. In addition, many of our terminal facilities are newly constructed or recently retrofitted, containing fully automated, advanced technology and high-capacity transfer and transportation infrastructure and interconnections that decrease labor costs. Three of our six terminals have been constructed since 2006 and significant capital has been invested in the remaining three terminals to expand capacity and enhance our operating capabilities.

agreement that VTTI Services will enter into with VTTI Holdings upon completion of this offering. Pursuant to the applicable provisions of the secondment agreement, VTTI Holdings will, on a cost-plus basis, reimburse VTTI Services for the costs that it incurs in providing compensation and benefits to its employees who provide services to us and our affiliates, including the executive officers of our general partner. See "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Secondment Agreement".

Following the consummation of this offering, we expect that our executive officers will remain employed with VTTI Services and that they will continue to have responsibilities that are unrelated to our business. Our executive officers have not previously, and did not during 2013, receive any separate amounts of compensation for their services for our business. Following the completion of this offering, except with respect to awards that may be granted under our Long-Term Incentive Plan, which is described below, they will not receive separate amounts of compensation for their services as executive officers of our general partner. For fiscal year 2013, we estimate that approximately $2.1 million would have been allocated as a cost to us and our affiliates for the services of our general partner's executive officers under the terms of the secondment agreement between VTTI Services and VTTI Holdings had such agreement been in effect during such time.

Our Long-Term Incentive Plan

Prior to the consummation of this offering, our general partner intends to adopt the VTTI Energy Partners LP 2014 Long-Term Incentive Plan, or the LTIP, for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards under the LTIP. These awards will be intended to compensate the recipients based on the performance of our common units and the recipient's continued service during the vesting period, as well as to align recipients' long-term interests with those of our unitholders. The LTIP will be administered by the board of directors of our general partner or any committee thereof that may be established for such purpose or to which the board of directors or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The following description reflects the terms that are currently expected to be included in the LTIP.

General. The LTIP will provide for the grant, from time to time at the discretion of the plan administrator or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees and other individuals providing services to us, and to align the economic interests of such employees and individuals with the interests of our unitholders. The plan administrator may grant awards under the LTIP to reward the achievement of individual or partnership performance goals; however, no specific performance goals that might be utilized for this purpose have yet been determined. In addition, the plan administrator may grant awards under the LTIP without regard to performance factors or conditions. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 4,100,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may

SECURITY OWNERSHIP
OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of VTTI Energy Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5.0% or more of the units, by each director, director nominee and named executive officer of VTTI Energy Partners GP LLC, our general partner, and by all directors, director nominees and executive officers of our general partner as a group. The percentage of units beneficially owned is based on a total of common units and subordinated units outstanding immediately following this offering.

Name of Beneficial Owner	Common Units to be Beneficially Owned After the Offering		Subordinated Units to be Beneficially Owned After the Offering		Percentage of Total Common and Subordinated Units to be Beneficially Owned After the Offering
	Number	Percent	Number	Percent	
VTTI MLP Partners B.V.(1)	2,625,000	13.0%	20,125,000	100.0%	56.5%(2)
Directors/Named Executive Officers:					
Mr. Robert Nijst	—	—	—	—	—
Mr. Rubel Yilmaz	—	—	—	—	—
Mr. Javed Ahmed	—	—	—	—	—
Mr. Christopher Paul Bake	—	—	—	—	—
Mr. Nasrudin Md Idris	—	—	—	—	—
Mr. Yang Chien Yee	—	—	—	—	—
Director Nominees:					
Mr. Paul Govaart	—	—	—	—	—
Mr. Thomas Leaver	—	—	—	—	—
All directors, director nominees and executive officers as a group (8 persons)	—	—	—	—	—

(1) The management board of VTTI MLP Partners B.V. has voting and dispositive power over these shares. This management board consists of Robert Nijst and Rubel Yilmaz, neither of whom individually have voting and dispositive power over these shares. Each such person expressly disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. VTTI MLP Partners B.V. is a wholly-owned subsidiary of VTTI, a joint venture between MTTI Sdn. Bhd., a wholly-owned subsidiary of MISC, and Martank B.V., a wholly-owned subsidiary of Vitol. Each of MTTI Sdn. Bhd. and Martank B.V. owns a 50% interest in VTTI. As a result, VTTI and its affiliates may be deemed to indirectly beneficially own the securities held by the selling unitholder, but disclaim beneficial ownership, except to the extent of their respective pecuniary interest therein. The supervisory board of VTTI, consisting of Dato' Kho Hui Meng, Christopher Paul Bake, Javed Ahmed, Nasrudin Md Idris, Yang Chien Yee and Mohamed Khalzani Mohamed Sattian, may also be deemed to share the power to vote and to dispose of such shares. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. The address for VTTI MLP Partners B.V. is K.P. van der Mandelelaan 130, 3062MB Rotterdam.

(2) Assumes the underwriters do not exercise their option to purchase 2,625,000 additional common units. If the underwriters exercise any part of their option to purchase additional common units, the number of common units shown to be owned by the selling unitholder will be reduced by the number of common units purchased in connection with any such exercise. If the underwriters' option is exercised in full, then the public would own all of the common units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, the selling unitholder will own our general partner and will own 2,625,000 common units and 20,125,000 subordinated units, representing a 55.4% limited partner interest in us, assuming no exercise of the underwriters' option to purchase additional common units. Our general partner will own all of our incentive distribution rights. In addition, our general partner will own 821,429 general partner units representing a 2.0% general partner interest in us.

Distributions and Payments to our General Partner and its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage

The consideration to be received by our general partner and its affiliates in connection with this offering	• 20,125,000 common units and 20,125,000 subordinated units to be issued to the selling unitholder;
	• 821,429 general partner units representing a 2.0% general partner interest in us;
	• 100% of our incentive distribution rights to be issued to our general partner; and
	• $329,000,000 in cash from the net proceeds received by the selling unitholder for the common units it is selling in the offering.
	See "Prospectus Summary—Formation Transactions" for further information about our formation and assets contributed to us in connection with the closing of this offering.
	The common units and subordinated units to be owned by the selling unitholder after giving effect to this offering represent a 55.4% limited partner interest in us, assuming no exercise of the underwriters' option to purchase additional common units. For more information, see "The Partnership Agreement—Voting Rights" and "The Partnership Agreement—Amendment of the Partnership Agreement".

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions of 98.0% of available cash to unitholders (including the selling unitholder, the owner of our general partner and the holder of 2,625,000 common units and all of our subordinated units).
	In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 48% of the distributions above the highest target level. We

refer to the rights to the increasing distributions as "incentive distribution rights". See "How We Make Cash Distributions—Incentive Distribution Rights" for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, our general partner would receive an annual distribution of approximately $862,500 million on its 2.0% general partner interest and the selling unitholder would receive an annual distribution of approximately $23,887,500 million on its common and subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive compensation from us for any services it provides on our behalf. Our general partner and its affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we will directly or indirectly pay fees to VTTI Holdings for management services and for expenses related to its provision of administrative services to us pursuant to the administrative services agreement. See "—Agreements Governing the Transactions—Administrative Services Agreement".
Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. See "The Partnership Agreement—Withdrawal or Removal of our General Partner".

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions as described in "The Partnership Agreement—Liquidation and Distribution of Proceeds".

Agreements Governing the Transactions

We, our general partner, our subsidiaries and certain affiliates have entered into or will enter into various documents and agreements that will effect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by us and our subsidiaries. These agreements will not be the result of arm's-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

Upon completion of this offering, we will enter into an omnibus agreement with VTTI, the selling unitholder, our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

In voting their common units and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights; general partner approval required for all issuances not reasonably expected to be accretive within twelve months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in our partnership.
Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See "—Amendment of the Partnership Agreement".
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority and approval of our general partner. See "—Merger, Sale, Conversion or Other Disposition of Assets".
Dissolution of our partnership	Unit majority and approval of our general partner. See "—Termination and Dissolution".
Reconstitution of our partnership upon dissolution	Unit majority. See "—Termination and Dissolution".
Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2024 in a manner that would cause a dissolution of our partnership. See "—Withdrawal or Removal of our General Partner".
Removal of our general partner	Not less than $66\,^2/_3\%$ of the outstanding units, including units held by our general partner and its affiliates, voting together as a single class. See "—Withdrawal or Removal of our General Partner".
Transfer of our general partner interest in us	No approval right. See "— Transfer of General Partner Interest".
Transfer of incentive distribution rights	Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. See "—Transfer of Incentive Distribution Rights".
Transfer of ownership interests in our general partner	No approval required at any time. See "—Transfer of Ownership Interests in General Partner".

Tax Status

We have elected to be treated as a corporation for U.S. federal income tax purposes.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our general partner is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2) increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

(3) change the term of our partnership;

(4) provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a unit majority; or

(5) give any person the right to dissolve our partnership other than the right of our general partner to dissolve our partnership with the approval of the holders of a unit majority.

The provisions of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, affiliates of our general partner will own 56.5% of our outstanding common and subordinated units, assuming no exercise of the underwriters' option to purchase additional common units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the Marshall Islands Act;

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in "How We Make Cash Distributions—Distributions of Cash Upon Liquidation". The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after September 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. See "—Transfer of General Partner Interest".

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See "—Termination and Dissolution".

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than $66\,^2/_3\%$ of the outstanding common and subordinated units, including units held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than $33\,^1/_3\%$ of the outstanding units by our general partner and its affiliates would provide the practical ability to prevent our general partner's removal. At the closing of this offering, our general partner and its affiliates will own 56.5% of the outstanding common and subordinated units, assuming no exercise of the underwriters' option to purchase additional common units. Any removal of our general partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

- the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

management. If any person or group acquires beneficial ownership of more than 20% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 20% of all such units. Our general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors of our general partner will not be subject to this 20% limitation.

The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

- the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

- any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

- our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for that interest.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days' written notice at a price equal to the greater of (x) the average of the daily closing prices of the partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the general partner's right to purchase outstanding partnership interests, a holder of partnership interests may have the holder's partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. See "Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units" and "Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Units".

At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional common units, the selling unitholder, the sole member of our general partner, will own 13.0% of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters' option to purchase additional common units and conversion of all of our subordinated units into common units, the selling unitholder will own 56.5% of our common units.

Meetings; Voting

Except as described below regarding a person or group owning more than 20% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our general partner and its affiliates will hold an aggregate of 2,625,000 common units and 20,125,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the class of securities outstanding; or

- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See "The Partnership Agreement—Issuance of Additional Interests".

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

We, our subsidiaries and our general partner and its officers, directors and affiliates, including VTTI, have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting" for a description of these lock-up provisions.

for each taxable year in accordance with U.S. federal income tax principles. Based upon various assumptions and estimates regarding our expected earnings and profits, we estimate that approximately 55.0% of the total cash distributions received by a purchaser of common units in this offering that holds such common units through December 31, 2016 will constitute dividend income. The remaining portion of these distributions will be treated first as a nontaxable return of capital to the extent of the purchaser's tax basis in its common units and thereafter as capital gain. These estimates are based upon the assumption that we will pay the minimum quarterly distribution of $0.2625 per unit on our common units during the referenced period and on other assumptions regarding our business operations, including assumptions as to our earnings, capital expenditures and cash flow for this period. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion below of the rules applicable to PFICs, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such units. The U.S. Holder's initial tax basis in its units generally will be the U.S. Holder's purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as nontaxable returns of capital (as discussed above under "—Distributions" and "—Ratio of Dividend Income to Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to a 3.8% Medicare tax, or NIIT, on certain net investment income. For these purposes, net investment income generally includes dividends and capital gains realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder's net investment income and (2) the amount by which the unitholder's modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

- at least 75% of our gross income (including the gross income of our subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

- at least 50% of the average value of the assets held by us (including the assets of our subsidiaries) during such taxable year produce, or are held for the production of, passive income.

UNDERWRITING

Citigroup Global Markets, Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and the selling unitholder has agreed to sell to that underwriter, the number of common units set forth opposite the underwriter's name.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.	
J.P. Morgan Securities LLC.	
Merrill Lynch, Pierce, Fenner & Smith Incorporated.	
Credit Suisse Securities (USA) LLC.	
Deutsche Bank Securities Inc.	
Wells Fargo Securities, LLC	
Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.	
Mitsubishi UFJ Securities (USA), Inc.	
BNP Paribas Securities Corp.	
HSBC Securities (USA) Inc.	
SG Americas Securities, LLC.	
SMBC Nikko Securities America, Inc..	
Credit Agricole Securities (USA) Inc..	
ING Financial Markets LLC.	
Total	17,500,000

The business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013. The business address of J.P. Morgan Securities LLC is 383 Madison Ave., New York, NY 10179.

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters' option to purchase additional common units described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per common unit. After the common units are released for sale to the public, if all the common units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling unitholder that the underwriters do not intend to make sales to discretionary accounts.

Option to Purchase Additional Common Units

If the underwriters sell more common units than the total number set forth in the table above, the selling unitholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,625,000 additional common units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter's initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

No Sales of Similar Securities

We, our general partner, our general partner's officers and directors, our affiliates, including VTTI, and their officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of each of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for our common units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, whether any such transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise, subject to certain exceptions.

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, in their sole discretion, may together release any of the securities subject to these lock-up agreements at any time which, in the case of officers and directors, shall be with notice. Neither Citigroup Global Markets Inc. nor J.P. Morgan Securities LLC has any present intention or any understanding, implicit or explicit, to release any of the common units or other securities subject to the look-up agreement prior to the expiration of the 180-day restricted period described above.

Listing

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations among us, the selling unitholder and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We have been approved to have our common units listed on the New York Stock Exchange under the symbol "VTTI", subject to official notice of issuance.

Commissions and Discounts

The following table shows the underwriting discounts and commissions that the selling unitholder will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units.

	Paid by VTTI Energy Partners LP	
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

The selling unitholder will pay an aggregate structuring fee equal to 0.50% of the gross proceeds from this offering to Citigroup Global Markets Inc. and J.P. Morgan Securities, LLC for the evaluation, analysis and structuring of our partnership. The selling unitholder will also pay up to $25,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. of the terms of sale of the common units offered hereby.

The selling unitholder estimates that the total expenses of this offering, not including the underwriting discount and structuring fee, will be approximately $5.8 million.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and structuring fees, in connection with this offering, which we or the Selling Unitholder will be required to pay.

U.S. Securities and Exchange Commission registration fee	$ 45,080
Financial Industry Regulatory Authority filing fee	53,000
The New York Stock Exchange listing fee	125,000
Legal fees and expenses	1,700,000
Accounting and auditing fees and expenses	2,700,000
Printing and engraving costs	650,000
Transfer agent fees and other	25,000
Miscellaneous	520,920
Total	$5,800,000

All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the New York Stock Exchange listing fee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the common units. For purposes of this section, the term "registration statement" means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement and any amendments. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including the exhibits attached thereto. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC's website on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods.

INTRODUCTION TO
UNAUDITED PRO FORMA COMBINED BALANCE SHEET

VTTI Energy Partners LP (the "Partnership") was formed on April 11, 2014 as a limited partnership under the laws of the Republic of the Marshall Islands (the "Marshall Islands") in connection with the Partnership's proposed initial public offering of its common units (the "IPO"). The Partnership's unaudited pro forma combined balance sheet as of March 31, 2014 has been prepared based on the unaudited condensed interim combined carve-out balance sheet of the Predecessor (as defined below) as of March 31, 2014. The Partnership's unaudited pro forma combined balance sheet assumes that the IPO and related transactions occurred on March 31, 2014 for the purpose of this pro forma presentation.

The combined net assets and results of the terminal operations of each of the terminals in our initial group of Contributed assets, are collectively referred to as the "Predecessor."

The unaudited pro forma combined balance sheet as of March 31, 2014 assumes the following transactions occurred on such date:

- the acquisition by the Partnership of the equity interests in the subsidiary VTTI MLP Holdings Ltd;

- the acquisition by VTTI MLP Holdings Ltd of 36.0% of the economic interest and 51% of the voting interest in the subsidiary VTTI MLP B.V., which entitles the Partnership to control the operating companies;

- the acquisition by VTTI MLP B.V. of the shares of the Predecessor terminal entities;

- the Partnership's amendment to its existing financing agreements to permit the transactions pursuant to which it acquired its initial terminals including the entry into a €500.0 ($680.0) million revolving credit facility of which $600 million is expected to be drawn at the closing of the offering;

- the conversion of approximately $234 million of debt to equity prior to the closing of the IPO;

- the distribution of $57.3 million prior to the closing of the IPO from VTTI MLP B.V. to VTTI B.V.;

- the issuance by the Partnership to VTTI MLP Partners B.V. of 40,250,000 common units and subordinated units representing a 98% limited partner interest in the Partnership, and all of the Partnership's incentive distribution rights;

- the issuance by the Partnership to VTTI Energy Partners GP LLC, a Marshall Islands limited liability company (the "General Partner"), of a 2.0% general partner interest in the Partnership;

- the selling unitholder's sale to the public of 17,500,000 common units representing a 42.6% limited partner interest in the Partnership; and

- the payment of approximately $5.8 million in offering fees and expenses from the IPO proceeds, excluding the structuring fee.

The historical unaudited condensed interim combined carve-out financial statements have been adjusted to give effect to pro forma items that are: (1) directly attributable to the IPO and the related transactions, and (2) factually supportable. The unaudited pro forma combined balance sheet and accompanying notes have been prepared in accordance with accounting principles generally acceptable in the United States, or U.S. GAAP, and should be read together with the Predecessor's historical unaudited condensed interim combined carve-out financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma combined balance sheet was derived by adjusting the historical unaudited condensed interim combined carve-out financial statements of the Predecessor. The adjustments reflected in the unaudited pro forma combined balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the IPO and the related transactions, and that the pro forma adjustments in the unaudited pro forma combined balance sheet give appropriate effect to the assumptions.

VTTI ENERGY PARTNERS LP
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
as of March 31, 2014
(in US$ millions)

		VTTI Energy Partners LP Predecessor	Formation adjustments	VTTI Energy Partners LP Pro Forma	IPO adjustments	VTTI Energy Partners LP Pro Forma
ASSETS						
Current assets:						
Cash and cash equivalents		56.8	8.0	64.8	(57.3)	7.5
Restricted cash		8.0	(8.0)	0.0	0.0	0.0
Trade accounts receivable		8.8	0.0	8.8	0.0	8.8
Affiliates	Note 4b	26.3	0.0	26.3	0.0	26.3
Other receivables and current assets		26.6	0.0	26.6	0.0	26.6
Prepaid expenses		4.7	0.0	4.7	0.0	4.7
Deferred tax assets		2.6	0.0	2.6	0.0	2.6
Total current assets		133.8	0.0	133.8	(57.3)	76.5
Long-term assets:						
Long-term receivables		3.2	0.0	3.2	0.0	3.2
Long-term prepaid expenses		23.6	0.0	23.6	0.0	23.6
Deferred tax assets		40.9	0.0	40.9	0.0	40.9
Property, plant and equipment	Note 6	1,279.3	0.0	1,279.3	0.0	1,279.3
Lease rights	Note 7	45.9	0.0	45.9	0.0	45.9
Goodwill		131.3	0.0	131.3	0.0	131.3
Deferred debt issuance costs		2.0	0.0	2.0	0.0	2.0
Total long-term assets		1,526.2	0.0	1,526.2	0.0	1,526.2
Total assets		**1,660.0**	**0.0**	**1,660.0**	**(57.3)**	**1,602.7**
LIABILITIES AND OWNERS' EQUITY						
Current liabilities:						
Trade accounts payable		20.9	0.0	20.9	0.0	20.9
Affiliates	Note 4b	45.0	(25.0)	20.0	0.0	20.0
Current installments of long-term debt	Note 8	25.3	(25.3)	0.0	0.0	0.0
Derivative liabilities		3.6	0.0	3.6	0.0	3.6
Other liabilities and accrued expenses		26.2	0.0	26.2	0.0	26.2
Total current liabilities		121.0	(50.3)	70.7	0.0	70.7
Long-term liabilities:						
Long-term debt, excluding current installments	Note 8	169.3	430.7	600.0	0.0	600.0
Derivative liabilities		3.0	0.0	3.0	0.0	3.0
Long-term debt, affiliates		613.9	(613.9)	0.0	0.0	0.0
Postretirement benefit and post employment obligation		12.8	0.0	12.8	0.0	12.8
Environmental provisions	Note 9	29.8	0.0	29.8	0.0	29.8
Deferred tax liabilities		46.4	0.0	46.4	0.0	46.4
Other long-term liabilities		11.0	0.0	11.0	0.0	11.0
Total long-term liabilities		886.2	(183.2)	703.0	0.0	703.0
Total liabilities		1,007.2	(233.5)	773.7	0.0	773.7
Commitments and contingencies						
Owner's equity:						
Parent's equity		602.2	(301.3)	300.9	(300.9)	—
General partner		0.0	0.0	0.0	5.6	5.6
Common unitholders held by public		0.0	0.0	0.0	119.4	119.4
Common unitholders held by VTTI MLP Partners B.V.		0.0	0.0	0.0	17.9	17.9
Subordinated unitholders held by VTTI MLP Partners B.V.		0.0	0.0	0.0	137.3	137.3
Total equity contributed by unitholders		602.2	(301.3)	300.9	(20.7)	280.2
Non controlling interest held by VTTI MLP Partners B.V.		0.0	534.8	534.8	(36.6)	498.2
Non controlling interest held by third parties		50.6	0.0	50.6	0.0	50.6
Total equity		652.8	233.5	886.3	(57.3)	829.0
Total liabilities and owners' equity		**1,660.0**	**0.0**	**1,660.0**	**(57.3)**	**1,602.7**

VTTI ENERGY PARTNERS LP
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
As of March 31, 2014
(in US$ millions)

1.   Basis of Presentation

The unaudited pro forma combined balance sheet as of March 31, 2014 assumes the following transactions occurred on such date:

- the acquisition by the Partnership of the equity interests in the subsidiary VTTI MLP Holdings Ltd, UK;

- the acquisition by VTTI MLP Holdings Ltd of 36.0% of the economic interest and 51% of the voting interest in the subsidiary VTTI MLP B.V., which entitles the Partnership to control the operating companies;

- the acquisition by VTTI MLP B.V. of the shares of the Predecessor terminal entities;

- the Partnership's amendment to its existing financing agreements to permit the transactions pursuant to which it acquired its initial terminals including the entry into a €500.0 ($680.0) million revolving credit facility of which $600 million is expected to be drawn at the closing of the offering;

- the conversion of approximately $234 million of debt to equity prior to the closing of the IPO;

- the distribution of $57.3 million prior to the closing of the IPO from VTTI MLP B.V. to VTTI B.V.;

- the issuance by the Partnership to VTTI MLP Partners B.V. of 40,250,000 common units and subordinated units representing a 98% limited partner interest in the Partnership, and all of the Partnership's incentive distribution rights;

- the issuance by the Partnership to the General Partner of a 2.0% general partner interest in the Partnership;

- the selling unitholder's sale to the public of 17,500,000 common units representing a 42.6% limited partner interest in the Partnership; and

- the payment of approximately $5.8 million in offering fees and expenses from the IPO proceeds, excluding the structuring fee.

The effect on the unaudited pro forma combined balance sheet, of certain of the transactions described above is more fully described in Note 3. The unaudited pro forma combined balance sheet includes the net assets of the Predecessor.

No working capital adjustments have been reflected in this unaudited pro forma combined balance sheet.

The unaudited pro forma combined financial information was derived by adjusting the historical unaudited condensed interim combined carve-out financial statements of the Predecessor. The adjustments reflected in the unaudited pro forma combined balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the IPO and related transactions, and that the pro forma adjustments in the unaudited pro forma combined balance sheet give appropriate effect to the assumptions.

The unaudited pro forma combined balance sheet does not purport to represent the Partnership's financial position had the IPO and related transactions actually been completed on the date indicated. In addition, it does not project the Partnership's financial position for any future date or period. The unaudited pro forma combined balance sheet and accompanying notes have been prepared in accordance with U.S. GAAP and should be read together with the Predecessor's historical unaudited condensed interim combined carve-out financial statements and related notes included elsewhere in this prospectus.

In the opinion of management, this unaudited pro forma combined balance sheet contains all the adjustments necessary for a fair presentation.

2. **Summary of Significant Accounting Policies**

The accounting policies followed in preparing the unaudited pro forma combined balance sheet are those used by the Predecessor as set forth in its historical unaudited condensed interim combined carve-out financial statements contained elsewhere in this prospectus.

3. **Pro Forma Adjustments and Assumptions**

Formation of VTTI Energy Partners LP

The combined carve-out balance sheet of VTTI Energy Partners LP includes:

Eurotank Belgium B.V.	Holding company of ATPC
ATPC N.V.	Terminal in Antwerp
Eurotank Terminal B.V.	Terminal in Rotterdam
Eurotank Amsterdam B.V.	Terminal in Amsterdam
ETT Jetty Operations B.V.	Jetty operations at ETT
ETT Pipeline Operations B.V.	Pipeline operations at ETT
VTTI Americas B.V.	Holding company of SC
Seaport Canaveral Corp.	Terminal in Canaveral, Florida
Fosco Holding Ltd	Holding company of Fujairah terminal
VTTI Fujairah Terminals Ltd	Terminal in Fujairah
VTTI SE Asia B.V.	Holding company of ATB
ATT Tanjung Bin Sdn. Bhd.	Terminal in Malaysia*

* excluding the construction of phase 2.

a) The unaudited pro forma combined balance sheet gives pro forma effect to the formation transactions as follows:

- the acquisition by the Partnership of the equity interests in the subsidiary VTTI MLP Holdings Ltd, UK;

- the acquisition by VTTI MLP Holdings Ltd of 36.0% of the economic interest and 51% of the voting interest in the subsidiary VTTI MLP B.V., which entitles the Partnership to control the operating companies;

- the acquisition by VTTI MLP B.V. of the shares of the Predecessor terminal entities;

- the Partnership's amendment to its existing financing agreements to permit the transactions pursuant to which it acquired its initial terminals including the entry into a €500.0 ($680.0) million revolving credit facility of which $600 million is expected to be drawn at the closing of this offering; and

- the conversion of approximately $234 million of debt to equity prior to the closing of the IPO.

b) The unaudited pro forma combined balance sheet gives pro forma effect to the IPO transactions as follows:

- the distribution of $57.3 million prior to the closing of the IPO from VTTI MLP B.V. to VTTI B.V.;

- the issuance by the Partnership to VTTI MLP Partners B.V. of 40,250,000 common units and subordinated units representing a 98% limited partner interest in the Partnership, and all of the Partnership's incentive distribution rights;

- the issuance by the Partnership to the General Partner of a 2.0% general partner interest in the Partnership;

- the selling unitholder's sale to the public of 17,500,000 common units representing a 42.6% limited partner interest in the Partnership;

- the payment of approximately $5.8 million in offering fees and expenses from the IPO proceeds, excluding the structuring fee; and

c) Assignment of equity

The unaudited pro forma combined balance sheet gives pro forma effect to the allocation of partners' equity as follows:

- 821,429 units issued to the general partners
- 17,500,000 units sold to the public
- 2,625,000 common units issued to VTTI MLP Partners B.V.
- 20,125,000 subordinated units issued VTTI MLP Partners B.V.

After such conversion, the partners' equity amounts of the general partner and the common and subordinated unit holders would be 2.0%, 49.0% and 49.0% of total equity.

Common units accrue cumulative cash distributions for any period during the subordination period in which the available cash is not adequate to pay the minimum quarterly distribution of $0.2625 per unit.

The subordinated units may convert to common units should certain performance milestones be reached. The subordination period also will end upon the removal of the general partner other than for cause if the units held by the general partner and its affiliates are not voted in favor of such removal. When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. See "How We Make Cash Distributions—Subordination Period."

"***Departing General Partner***" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

"***Depositary***" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

"***Event of Withdrawal***" has the meaning assigned to such term in Section 11.1(a).

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

"***Expansion Capital Expenditures***" means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (and related fees) on debt incurred and distributions on equity issued, in each case, to fund the construction of a Capital Improvement and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence construction of the Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service or the date that such Capital Improvement is abandoned or disposed of. Debt incurred or equity issued to fund any such construction period interest payments, or such construction period distributions on equity paid in respect of such period shall also be deemed to be debt incurred or equity issued, as the case may be, to fund the construction of a Capital Improvement, and the Incremental Incentive Distributions paid in respect of such newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction of a Capital Improvement.

"***First Target Distribution***" means $0.301875 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.301875 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.9 and Section 6.4.

"***Fully Diluted Weighted Average Basis***" means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units plus (b) all Partnership Interests and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case, that are senior to or *pari passu* with the Subordinated Units, (ii) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided, however*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended, such Partnership Interests, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; and *provided, further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (y) the number of Units issuable upon such conversion, exercise or exchange and (z) the number of Units that such consideration would purchase at the Current Market Price.

"***Limited Partner Interest***" means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; *provided, however*, that when the term "*Limited Partner Interest*" is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.

"***Liquidation Date***" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

"***Liquidating Trustee***" means one or more Persons selected by the General Partner to perform the functions described in Section 12.4.

"***Maintenance Capital Expenditures***" means cash expenditures (including expenditures for the addition or improvement to, or the replacement of, the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain, including over the long term, the operating capacity and/or asset base of the Partnership Group or the revenue generated by the terminals owned by the Partnership Group. Maintenance Capital Expenditures shall not include Expansion Capital Expenditures or Investment Capital Expenditures. Maintenance Capital Expenditures shall include interest payments (and related fees) on debt incurred and distributions on equity issued, in each case, to finance the acquisition or the construction of a replacement asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to acquire or construct a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service or the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued to fund the construction period interest payments, or such construction period distributions on equity shall also be deemed to be debt incurred or equity issued, as the case may be, to finance the construction of a replacement asset, and the Incremental Incentive Distributions paid in respect of such newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction of a replacement asset.

"***Marshall Islands Act***" means the Limited Partnership Act of The Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

"***Merger Agreement***" has the meaning assigned to such term in Section 14.1.

"***Minimum Quarterly Distribution***" means $0.2625 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.2625 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.9 and Section 6.4.

"***MISC***" means MISC Berhad, a company incorporated in Malaysia.

"***National Securities Exchange***" means an exchange registered with the Commission under Section 6(a) of the Exchange Act, supplemented or restated from time to time, and any successor to such statute.

"***Net Agreed Value***" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the

Partnership, the Agreed Value of such property, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"***Notice of Election to Purchase***" has the meaning assigned to such term in Section 15.1(b).

"***Omnibus Agreement***" means that Omnibus Agreement, dated as of the Closing Date, among the Partnership, the General Partner, the Organizational Limited Partner, VTTI Holdings, VTTI Operating, VTTI, Vitol and MISC.

"***Operating Expenditures***" means all Partnership Group cash expenditures (or the Partnership's proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, employee, officer and director compensation, reimbursements of expenses of the General Partner, repayment of Working Capital Borrowings, debt service payments, Maintenance Capital Expenditures, payments made in the ordinary course of business under any Hedge Contracts (*provided,* (i) with respect to amounts paid in connection with the initial purchase of any Hedge Contract, such amounts shall be amortized over the life of the Hedge Contract and (ii) that payments made in connection with the termination of any Hedge Contract prior to the expiration of its stipulated settlement or termination date shall be included in Operating Expenditures in equal quarterly installments over the remaining scheduled life of such Hedge Contract), subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures or Investment Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions (including the Initial Offering), (iii) distributions to Partners (including in respect of Incentive Distribution Rights), or (iv) repurchases of Partnership Interests, other than repurchases of Partnership Interests by the Partnership to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Partnership Interests by the General Partner to satisfy obligations under employee benefit plans.

Where capital expenditures consist of both (y) Maintenance Capital Expenditures and (z) Expansion Capital Expenditures and/or Investment Capital Expenditures, the Board of Directors (with the concurrence of the Conflicts Committee) shall determine the allocation between the amounts paid for each.

"***Operating Surplus***" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication:

(a) the sum of (i) $32.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions (excluding return on capital from Investment Capital Expenditures); *provided*, that cash receipts from the termination of a Hedge Contract prior to its specified termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract, (iii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of interest paid on debt incurred and cash distributions paid on equity issued (including Incremental Incentive Distributions) in connection with the construction of a Capital Improvement or replacement of a capital asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence the construction of such Capital

"**Registration Statement**" means the Partnership's Registration Statement on Form F-1 (Registration No. 333-   ) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

"**Reset MQD**" has the meaning set forth in Section 5.9(e).

"**Reset Notice**" has the meaning set forth in Section 5.9(b).

"**Second Target Distribution**" means $0.328125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.328125 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.9 and Section 6.4.

"**Secondment Agreement**" means the Secondment Agreement, dated as of the Closing Date, among VTTI Holdings and VTTI MLP Services Limited, a company incorporated in the United Kingdom.

"**Securities Act**" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

"**Special Approval**" means approval by a majority of the members of the Conflicts Committee.

"**Subordinated Unit**" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "*Subordinated Unit*" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"**Subordination Period**" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.1(a) in respect of any Quarter beginning with the Quarter ending September 30, 2017, in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date, equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis and (ii) there are no Cumulative Common Unit Arrearages; and

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.1(a) in respect of any Quarter beginning with the Quarter ending September 30, 2015 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units and General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four consecutive-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units, Subordinated Units and General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

(c) the date on which the General Partner is removed in a manner described in Section 11.4.

"**Subsidiary**" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary (as defined, but excluding subsection (d) of this definition) of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person, or (d) any other Person in which such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) less than a majority ownership interest or (ii) less than the power to elect or direct the election of a majority of the directors or other governing body of such Person, provided, that (A) such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of the determination, has at least a 20% ownership interest in such other Person, (B) such Person accounts for such other Person (under U.S. GAAP, as in effect on the later of the date of investment in such other Person or material expansion of the operations of such other Person) on a consolidated or equity accounting basis, (C) such Person has directly or indirectly material negative control rights regarding such other Person including over such other Person's ability to materially expand its operations beyond that contemplated at the date of investment in such other Person, and (D) such other Person is (i) other than with respect to VTTI Operating, formed and maintained for the sole purpose of owning or leasing and operating terminals and (ii) obligated under its constituent documents, or as a result of a unanimous agreement of its owners, to distribute to its owners all of its income on at least an annual basis (less any cash reserves that are approved by such Person).

"**Surviving Business Entity**" has the meaning assigned to such term in Section 14.2(b)(ii).

"**Third Target Distribution**" means $0.393750 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.393750 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.9 and Section 6.4.

"**Trading Day**" means a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted for trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

amount of $20, for a 2% General Partner Interest in the Partnership (the "***Initial General Partner Interest***") and was admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution in the amount of $980 for a 98% limited partner interest in the Partnership (the "***Initial Limited Partner Interest***") and was admitted as a Limited Partner of the Partnership.

Section 5.2. *Initial Unit Issuances; Tax Election; Initial Contributors and Redemption of Common Units*. (a) On the Closing Date, automatically pursuant to this Agreement and the Contribution Agreement (i) the Organizational Limited Partner contributed 367,500 Profit Shares and 510 Voting Shares in VTTI Operating to the Partnership in exchange for (A) 20,125,000 Common Units, representing 49.0% limited partner interest in the Partnership and (B) 20,125,000 Subordinated Units, representing a 49.0% limited partner interest in the Partnership, (ii) the General Partner contributed 7,500 Profit Shares in VTTI Operating to the Partnership in exchange for 821,429 General Partner Units, representing a continuation of its Initial General Partner Interest, (iii) the Partnership issued the Incentive Distribution Rights to the General Partner and (iv) the Initial Limited Partner Interest was redeemed.

(b) The Partnership shall elect to be treated as an association taxable as a corporation solely for U.S. federal income tax purposes. Such election shall be effective before the Closing Date.

Section 5.3. *Interest and Withdrawal*. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered and permitted as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.4. *Issuances of Additional Partnership Interests*. (a) The Partnership may issue additional Partnership Interests and options, rights, warrants and appreciation rights relating to the Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.4(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership distributions; (ii) the rights upon dissolution and liquidation of the Partnership; (iii) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (iv) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (v) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; (vi) the method for determining the Percentage Interest as to such Partnership Interest; and (vii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 5.4, (ii) the conversion of the General Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.10, (iv) the admission of additional Limited Partners and (v) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Marshall Islands Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance working capital borrowings, debt service payments, payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its specified termination date be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract) and maintenance capital expenditures, provided that operating expenditures will not include:

- deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

- payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

- expansion capital expenditures or investment capital expenditures;

- payment of transaction expenses (including taxes) relating to interim capital transactions;

- distributions to partners; or

- repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans).

operating surplus: Operating surplus for any period generally means:

- $32.0 million; *plus*

- all of our cash receipts (including our proportionate share of cash receipts of any subsidiaries we do not wholly own) after the closing of this offering (provided that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions or (5) corporate reorganizations or restructurings; *plus*

- working capital borrowings (including our proportionate share of working capital borrowings for any subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; *plus*

- interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by any subsidiaries we do not wholly own), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as a terminal) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; *plus*

- interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by any subsidiaries we do not wholly own), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; *less*

- all of our "operating expenditures" (which includes maintenance and replacement capital expenditures and is further described below) (including our proportionate share of operating expenditures by any subsidiaries we do not wholly own) immediately after the closing of this offering; *less*

- the amount of cash reserves (including our proportionate share of cash reserves for any subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures; *less*

- any cash loss realized on dispositions of assets acquired using investment capital expenditures; *less*

VTTI Energy Partners LP

17,500,000 Common Units
Representing Limited Partner Interests



PRELIMINARY PROSPECTUS

, 2014

Joint Book-Running Managers

Citigroup
J.P. Morgan
BofA Merrill Lynch
Credit Suisse
Deutsche Bank Securities
Wells Fargo Securities

Co-Managers

Rabobank
MUFG
BNP PARIBAS
HSBC
SOCIETE GENERALE
SMBC Nikko
Credit Agricole CIB
ING

Until   , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.